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                            June 12, 2020

       Benjamin Miller
       Chief Executive Officer of Fundrise Advisors, LLC
       Fundrise Growth eREIT 2019, LLC
       11 Dupont Circle NW, 9th FL
       Washington, D.C. 20036

                                                        Re: Fundrise Growth
eREIT 2019, LLC
                                                            Offering Statement
on Form 1-A
                                                            Post-Qualification
Amendment No. 1
                                                            Filed May 22, 2020
                                                            File No. 024-10970

       Dear Mr. Miller:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-Qualification Amendment to Form 1-A filed May 22, 2020

       General

   1. We note the statement on your website that your more mature eREITs and eFunds will pause accepting new
investments. Please provide disclosure about the suspension and resumption of accepting
subscriptions. Your revised disclosure should provide the dates in which accepting
subscriptions was suspended and resumed.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.
 Benjamin Miller
Fundrise Growth eREIT 2019, LLC
June 12, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Michael Killoy at 202-551-7576 or Erin E. Martin at 202-551-3391 with any other questions.



FirstName LastNameBenjamin Miller                         Sincerely,
Comapany NameFundrise Growth eREIT 2019, LLC
                                                          Division of
Corporation Finance
June 12, 2020 Page 2                                      Office of Real Estate
& Construction
FirstName LastName